Exhibit 10.1b

CONFIDENTIAL INFORMATION CONTAINED IN THIS EXHIBIT HAS BEEN OMITTED FROM PUBLIC FILING PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT SUBMITTED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION. THE OMITTED INFORMATION, WHICH APPEARS ON 2 PAGES OF THIS EXHIBIT AND HAS BEEN IDENTIFIED WITH THE SYMBOL "****," HAS BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

EXECUTION COPY

NEITHER THE OFFER OR SALE OF THE WARRANTS REPRESENTED BY THIS WARRANT TO PURCHASE COMMON STOCK NOR THE OFFER OR SALE OF THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (3) FOR OFFERS, SALES, PLEDGES AND TRANSFERS NOT IN VIOLATION OF THE RESTRICTION AND RIGHT OF FIRST OFFER SET OUT IN SECTIONS 4.2 AND 4.3 HEREOF, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS OR THE COMPANY HAS RECEIVED FROM THE HOLDER REASONABLE ASSURANCE THAT THE SECURITIES CAN BE SOLD, ASSIGNED OR TRANSFERRED PURSUANT TO RULE 144 UNDER THE SECURITIES ACT. SUBJECT TO SECTION 4.2. HEREOF, NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

EXPRESSJET HOLDINGS, INC.
WARRANT TO PURCHASE COMMON STOCK

THIS WARRANT TO PURCHASE COMMON STOCK (this "Warrant") is issued on February 17, 2010 (the "Issue Date") and certifies that, for value received, United Air Lines, Inc., a Delaware Corporation (the "Holder") is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the Issue Date until 5:00 p.m. central time on the Expiration Date as defined in 0, (such time on such date, the "Termination Time"), to subscribe for and purchase from ExpressJet Holdings, Inc., a Delaware corporation (the "Company"), 2,700,000 fully paid and nonassessble shares of Common Stock of the Company (the "Warrant Shares"). The purchase price of each of the Warrant Shares shall be as provided in 0.

ARTICLE I
DEFINITIONS; CONSTRUCTION

Section 1.1   Definitions. As used herein, the following terms shall have the following respective meanings:

"Affiliate" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

"Aggregate Exercise Price" has the meaning set forth in Section 2.1(a).

"Alternative Consideration" has the meaning set forth in Section 3.2.

"Block Trade" means a transaction proposed to be effected other than through an exchange that is registered as national securities exchange pursuant to Section 6 of the Exchange Act.

"Book Entry Recordation" has the meaning set forth in Section 2.3(a).

"Business Day" means any day except any Saturday, any Sunday, any day that is a federal legal holiday in the United States of America or any day on which banking institutions in New York, NY or Chicago, IL are authorized or required by law or other governmental action to close.

"Cashless Exercise" has the meaning set forth in Section 2.4.

"Closing Sale Price" means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, L.P. ("Bloomberg"), or, if the Principal Market begins to operate on an extended-hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or Trading Market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no last trade price is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).

"Commission" means the United States Securities and Exchange Commission.

"Common Stock" means the common stock, par value $0.01 per share, of the Company.

"Company" has the meaning set forth in the Preamble.

"Company Material Contract" has the meaning set forth in Section 5.1.

"Competitor" has the meaning set forth in Section 4.2.

"CPA" means that certain United Express Agreement, dated effective as of December 1, 2009, between ExpressJet Airlines, Inc. and the Holder.

"Disposition" shall mean any sale, contract to sell, pledge, transfer, exchange or other disposition, whether directly or indirectly (including by merger, consolidation or otherwise).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Exercise Date" has the meaning set forth in Section 2.1(a).

"Exercise Price" has the meaning set forth in Section 2.2.

"Expiration Date" has the meaning set forth in Section 2.5.

"Fundamental Transaction" has the meaning set forth in Section 3.2.

"Holder" has the meaning set forth in the Preamble.

"Holder Material Contract" has the meaning set forth in Section 5.1.

"Issue Date" has the meaning set forth in the Preamble.

"Legend" has the meaning set forth in Section 2.3(a).

"NASDAQ" has the meaning set forth in Section 5.4.

"Notice Event" has the meaning set forth in Section 3.3(b).

"Notice of Exercise" has the meaning set forth in Section 2.1(a).

"Offer Price" has the meaning set forth in Section 4.3(a).

"Person" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or agency or subdivision thereof) or other entity of any kind.

"Principal Market" means The New York Stock Exchange.

"ROFO Contact Persons" has the meaning set forth in Section 4.3(a).

"ROFO Notice" has the meaning set forth in Section 4.3(a).

"ROFO Period" has the meaning set forth in Section 4.3(b).

"ROFO Securities" has the meaning set forth in Section 4.3(a).

"Rule 144" has the meaning set forth in Section 5.5.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Subject Securities" has the meaning set forth in Section 4.2.

"Termination Time" has the meaning set forth in the Preamble.

"Trading Day" means a day on which the Principal Market is open for trading.

"Trading Market" means any of the following markets or exchanges on which the Common Stock may be listed or quoted for trading on the date in question: the NYSE Alternext, the NYSE Arca, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

"Transfer Agent" means Mellon Investor Services, LLC, the current transfer agent of the Company, and any successor transfer agent of the Company.

"Warrant" has the meaning set forth in the Preamble.

"Warrant Register" has the meaning set forth in Section 4.4.

"Warrant Shares" has the meaning set forth in the Preamble.

Section 1.2   Constructionnless the context requires otherwise: (a) the gender of all words used in this Agreement includes the masculine, feminine and neuter; (b) the singular forms of nouns, pronouns and verbs shall include the plural and vice versa; (c) all references to Articles and Sections refer to articles and sections in this Agreement, each of which is made a part for all purposes; (d) the terms "include" and "includes" mean "includes, without limitation," and "including" means "including, without limitation,"; (e) all Article and Section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof; and (f) the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

ARTICLE II
EXERCISE

Section 2.1   Exercise of Warrant

Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Issue Date and before the Termination Time by delivery to the principal office of the Company of (i) this Warrant, (ii) a fully completed (including whether the Holder is electing a Cashless Exercise pursuant to 0) and duly executed facsimile copy of a notice of exercise in the form of the Notice of Exercise attached hereto as Exhibit A (a "Notice of Exercise") and (iii) if such Notice of Exercise does not properly indicate that the Holder is making a Cashless Exercise, payment by wire transfer or cashier's check drawn on a United States bank of an amount equal to the product resulting from the multiplication of then-current Exercise Price by the number of Warrant Shares being so exercised (the "Aggregate Exercise Price"). The date on which the Holder completes the actions set out in clauses (i), (ii) and (iii) of the immediately preceding sentence shall be referred to as the "Exercise Date" with respect to the Warrant Shares that are the subject of that Notice of Exercise.

Section 2.2.   Exercise Price. The exercise price per Warrant Share shall be $0.01, subject to adjustment pursuant to Article III (the "Exercise Price").

Section 2.3   Mechanics of Exercise.

(a)   Legended Certificates; Book Entry Restrictions. As soon as practicable after the exercise of this Warrant in accordance with the terms hereof, at the election of the Holder, the Company shall (i) issue or cause to be issued a certificate or certificates evidencing the Warrant Shares to which the Holder is entitled, in fully registered form, registered in such name or names as may be directed by the Holder, or (ii) if the Common Stock is then eligible for registration pursuant to a direct registration system or other "book entry" system, cause such Warrant Shares to be issued in uncertificated form and registered in such direct registration system or other "book entry" system (the "Book Entry Recordation"). If certificates are issued pursuant to clause (i) above, such certificate(s) shall (x) bear an appropriate legend referring to the restrictions set forth in Sections 4.2 and 4.3 and the fact that such Warrant Shares were sold in reliance upon the exemption from registration under the Securities Act provided by Section 4(2) thereof and applicable rules promulgated thereunder (the "Legend") and (y) be transmitted by the Transfer Agent to the Holder by physical delivery to the address specified by the Holder in the Notice of Exercise no later than three Trading Days after the Exercise Date. If certificates are issued pursuant to clause (ii) above, stop transfer instructions and other appropriate restrictions reflecting the Legend shall be established with respect to the Book Entry Recordation. On the Exercise Date, the Holder shall be deemed for all purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates or the date of the Book Entry Recordation evidencing such Warrant Shares.

(b)   Delivery of New Warrant Upon Partial Exercise. If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares or immediately after the Book Entry Recordation, deliver to the Holder a new Warrant To Purchase Common Stock evidencing the rights of the Holder to purchase the then-unpurchased Warrant Shares called for by this Warrant, which new Warrant To Purchase Common Stock shall in all other respects be identical with this Warrant.

(c)   No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon any exercise of this Warrant. As to any fraction of a share of Common Stock that the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at the Holder's election in the Notice of Exercise, either (i) pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the Closing Sale Price of the Common Stock or (ii) round up to the next whole share.

(d)   Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares or the Book Entry Recordation shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate or recordation, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued (or such recordation shall be made) in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued (or the Book Entry Recordation is to be made) in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto as Exhibit B, duly executed by the Holder, and the Company may require, as a condition to issuance or recordation in such case, the payment of an amount of cash sufficient to reimburse it for any transfer tax resulting from such issuance or recordation to a name other than the Holder.

(e)   Closing of Books. The Company will not close its stockholder books or records in any manner that would prevent or delay the timely exercise of this Warrant, pursuant to the terms hereof.

Section 2.4   Cashless Exercise. Notwithstanding anything to the contrary in this Agreement, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of shares of Common Stock determined according to the following formula (a "Cashless Exercise"):

$$\text{Net Number} = \frac{(B - C) \times A}{B}$$

Where, for purposes of the foregoing formula,

A = the total number of shares of Common Stock with respect to which the Warrant is then being exercised;

B = the Closing Sale Price of the Common Stock on the date immediately preceding the date of the Notice of Exercise; and

C = the Exercise Price then in effect at the time of such exercise.

Section 2.5   Expiration. The Warrant shall terminate and become void as of the earlier of (a) the time and date this Warrant is fully exercised with respect to all Warrant Shares pursuant to this Article II and (b) 5:00 p.m., central time, on the date of the expiration (with respect to all tranches of aircraft and including renewal terms) or earlier termination of the CPA (the "Expiration Date"); provided that if the CPA is terminated due to any default or breach of the Company under Section A, B, C, D or E of Article XVI of the CPA, the Warrant shall not terminate or become void and shall continue in full force and effect until April 30, 2013.

ARTICLE III
CERTAIN ADJUSTMENTS

Section 3.1   Stock Dividends and Splits. In the event of changes in the outstanding Common Stock by reason of stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations, consolidation, acquisition of the Company (whether through merger or acquisition of substantially all the assets or stock of another Person in which the Company is the continuing entity), or similar transactions, the number, class and type of shares issuable upon the exercise of this Warrant and the Exercise Price shall be correspondingly adjusted to give the Holder, upon exercise for the same aggregate Exercise Price, the total number, class, and type of shares or other property as the Holder would have received had this Warrant been exercised in full immediately prior to the event (or the applicable record date with respect thereto) and had the Holder continued to hold such shares of Common Stock until such event requiring adjustment or such record date. A new warrant shall be issued reflecting the adjustment according to this 0.

Section 3.2   Fundamental Transaction. If, at any time while this Warrant is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another entity, in which the shareholders of the Company as of immediately prior to the transaction own less than a majority of the outstanding stock of the surviving entity in such transaction, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another person or entity) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of Common Stock described in 0) (each, a "Fundamental Transaction"), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "Alternate Consideration"). Any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this 0 and ensuring that this Warrant (or any such replacement security) shall be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

Section 3.3   Notice to Holder

(a)   Notice of Adjustment. Whenever the number of Warrant Shares or the Exercise Price is adjusted pursuant to any provision of this 0, the Company shall promptly mail to the Holder a notice setting forth (i) the number of Warrant Shares or other securities issuable upon the exercise of this Warrant, (ii) the Exercise Price after such adjustment and (iii) a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

(b)   Other Events. If (i) the Company shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (ii) the Company shall effect a redemption of the Common Stock, (iii) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class (including securities convertible into or exchangeable for any shares of capital stock) or of any rights, (iv) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, (v) the Company shall undertake or shall be aware of the pending consummation of a Fundamental Transaction or (vi) the Company shall authorize a voluntary or involuntary dissolution, liquidation or winding up of the Company (each, a "Notice Event"), then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such Notice Event, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such Notice Event are to be determined and (y) the date on which such Notice Event is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such Notice Event; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the Notice Event triggering such notice.

ARTICLE IV

TRANSFER OF WARRANT

Section 4.1   Transferability. Subject to Sections 4.2 and 4.3 and applicable securities laws, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written Assignment Form substantially in the form attached hereto as Exhibit B duly executed by the Holder or its agent or attorney, funds sufficient to pay any transfer taxes payable upon the making of such transfer and upon the Holder and transferee providing to the Company any factual representations reasonably required by the Company to establish exemptions from the registration requirements of applicable securities laws relating to such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such Assignment Form, and shall issue to the Holder a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be canceled. Notwithstanding the foregoing provision for issuance of a new Warrant, a Warrant may be exercised by a new holder to whom this Warrant has been properly transferred for the purchase of Warrant Shares without having a new Warrant issued.

Section 4.2   No Sales to Competitors. Notwithstanding anything to the contrary in this Warrant or otherwise, the Holder covenants to the Company that without the Company's consent it shall not knowingly convey, assign or otherwise transfer, including through a total return swap or similar arrangement, either the Warrant or the Warrant Shares issued upon any exercise of the Warrant (the "Subject Securities") to any Person (a "Competitor") directly (or through another entity owned or controlled by such Person) operating any airline or whose primary business relates to aircraft, engine or parts manufacturing or providing maintenance or other services to airlines in the United States of America other than any wholly-owned subsidiary of the Holder or UAL Corporation; provided that the Holder may tender the Subject Securities in any tender or exchange offer made by a Competitor or any of its Affiliates that has been recommended to the shareholders by the Board of Directors of the Company; provided, further, that the Holder may vote for or otherwise participate in a merger or other Fundamental Transaction involving the Company and a Competitor if such transaction has been approved by the Board of Directors of the Company.

Section 4.3   Right of First Offer.

(a)   If the Holder desires at any time to make a Disposition of **** or more of the Warrant Shares issued upon any exercise of the Warrant (subject to adjustment, if any, pursuant to Section 3.1) (the "ROFO Securities") in a Block Trade, the Holder shall notify (the "ROFO Notice") all of the representatives of the Company (the "ROFO Contact Persons") by either email or fax and orally by calling such persons, in each case at the applicable email address, fax number and phone number listed on Exhibit C attached hereto during normal business hours. The ROFO Contact Person may be changed by the Company from time-to-time through the delivery of written notice to the Holder of such change. The Holder shall advise the ROFO Contact Persons the number of ROFO Securities subject to the proposed Disposition and the price of the proposed Disposition (the "Offer Price").

(b)   After the receipt of the ROFO Notice by the ROFO Contact Persons by telephone, the Company will have **** (****) hours (the "ROFO Period") to determine whether it desires to purchase all, but not less than all, of the ROFO Securities subject to the ROFO Notice at the Offer Price. If the Company elects to purchase the ROFO Securities, it shall send an email to such effect to the email addresses of the Holder's employees listed on Exhibit D within the ROFO Period (provided the offer has not been withdrawn pursuant to Section 4.3(c)), and such email confirmation shall be irrevocable and shall constitute a binding obligation on the part of the Company to purchase the ROFO Securities at the Offer Price.

(c)   Notwithstanding anything to the contrary in this Agreement, prior to acceptance by the Company, the Holder may withdraw the ROFO Notice at any time for any reason or no reason by either email or fax and orally by calling the ROFO Contact Persons in accordance with Exhibit C. After such withdrawal, the Holder shall have no further obligation to offer or sell the ROFO Securities to the Company or any other person.

(d)   If the Company elects not to purchase the ROFO Securities, it shall send an email to such effect to the email addresses listed on Exhibit D attached hereto within the ROFO Period, and such email confirmation shall be irrevocable. The email addresses of the Holder may be changed by the Holder from time-to-time through the delivery of written notice to the Company of such change. If the Holder receives such email confirmation or no response from the Company at any of the email addresses listed on Exhibit D during the ROFO Period, the Holder will be free to make or not make a Disposition of such ROFO Securities as the Holder deems appropriate in its sole discretion; provided, however, that such Disposition must be at a price not lower than ****% of the prevailing market price of the Common Stock and for no more or no fewer than the number of ROFO Securities contained in the ROFO Notice. For the avoidance of doubt, nothing contained in this Section 4.3 shall restrict the Holder's ability to make a Disposition of fewer than **** of the Warrant Shares issued upon any exercise of the Warrant (subject to adjustment, if any, pursuant to Section 3.1) in a Block Trade at any time and at any price in Holder's sole discretion (even though such Warrant Shares were subject to a previous ROFO Notice).

(e)   In the event the Holder (i) withdraws the ROFO Notice, or (ii) despite the Company's election not to purchase the ROFO Securities, does not consummate the Disposition pursuant to the ROFO Notice as modified by the proviso in clause (d) above within three (3) business days of the Company's election not the purchase the ROFO Securities, the Holder shall not be permitted to consummate a Disposition of the Securities covered by the ROFO Notice without delivering an additional ROFO Notice to Company.

(f)   Any ROFO Securities sold pursuant to this Section 4.3 by the Holder to the Company shall be transferred free and clear of all liens and encumbrances. Closing of the purchase of the ROFO Securities by the Company from the Holder shall occur within three (3) days following the ROFO Notice. At the closing of such purchase, the Company shall deliver the purchase price by wire transfer of immediately available funds to an account to be designated by the Holder and the Holder shall execute and deliver such assignments, bills of sale, and other documents, as reasonably requested by and in form and substance reasonably satisfactory to the Company.

Section 4.4   New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4.1 as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial issuance date set forth on the first page of this Warrant and shall be identical with this Warrant except as to the names and the number of Warrant Shares issuable pursuant thereto.

Section 4.5   Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the Holder and permitted assignees from time to time. The Company may deem and treat the registered holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

Section 4.6   Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that: (a) it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling this Warrant or such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law; (b) it is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Warrant and any exercise thereof, including investments in securities issued by the Company and comparable entities, and the Holder has undertaken an independent analysis of the merits and the risks of an investment in the Warrant and the Warrant Shares based on the Holder's own financial circumstances; (c) the Holder has had the opportunity to request, receive, review and consider all information it deems relevant in making an informed decision to purchase the Warrant and to ask questions of, and receive answers from, the Company concerning such information; (d) the Holder will not, directly or indirectly, offer, sell, pledge (other than pledges in connection with bona fide margin accounts), transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of (other than pledges in connection with bona fide margin accounts)) the Warrant or the Warrant Shares, nor will the Holder engage in any short sale that results in a disposition of any of the Warrant or the Warrant Shares by the Holder, except in compliance with the Securities Act and any applicable state securities laws; and (e) Holder is an "accredited investor" within the meaning of Rule 501 under the Securities Act.

Section 4.7   Reliance on Exemptions. The Holder understands that the Warrant is being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act and state securities laws and that the Company is relying upon the truth and accuracy of, and the Holder's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Holder set forth herein in order to determine the availability of such exemptions and the eligibility of the Holder to acquire the Warrants.

ARTICLE V
CERTAIN REPRESENTATIONS, WARRANTIES AND COVENANTS

Section 5.1   Representations and Warranties of the Company and the Holder.

(a)   The Company represents and warrants that (i) the execution and delivery by the Company of this Warrant and the performance of all obligations of the Company hereunder have been duly authorized by all necessary corporate actions on the part of the Company, (ii) the execution and delivery by the Company of this Warrant do not violate the certificate of incorporation or the bylaws of the Company currently in effect, does not contravene any law or governmental rule, regulation or order applicable to the Company or any of its subsidiaries, and does not conflict with any provision of, or constitute a default under, any material contract to which the Company or any of its subsidiaries is a party or by which it is bound (each a "Company Material Contract"), (iii) this Warrant constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms, (iv) no material consent or approval of, giving of notice to, registration with, or taking of any other action in respect of, any state, federal or governmental authority or agency or any third party under any Company Material Contract, is required with respect to the execution, delivery and performance by the Company of its obligations under this Warrant, (v) all issued and outstanding shares of Common Stock or any other shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable, and were issued in full compliance with all federal and state securities laws, (vi) except as disclosed in the Company's public filings with the Commission, there are no options, warrants, conversion privileges or other rights presently outstanding to purchase or otherwise acquire any shares of the Company's capital stock or other securities of the Company, (vii) no stockholder of the Company has preemptive rights to purchase new issuances of the Company's capital stock that have not been properly waived in connection with the issuance of this Warrant, and (viii) except as disclosed in the Company's public filings with the Commission, there is no agreement between the Company and any holders of its securities under which the Company has any obligations to register under the Securities Act any of its outstanding securities or any of its securities which may hereafter be issued.

(b)   The Holder represents and warrants that (a) the execution and delivery by the Holder of this Warrant and the performance of all obligations of the Holder hereunder have been duly authorized by all necessary corporate actions on the part of the Holder, (b) the execution and delivery by the Holder of this Warrant do not violate the certificate of incorporation or the bylaws of the Holder currently in effect, does not contravene any law or governmental rule, regulation or order applicable to the Holder or any of its subsidiaries, and does not conflict with any provision of, or constitute a default under, any material contract to which the Holder or any of its subsidiaries is a party or by which it is bound (each a "Holder Material Contract"), (c) this Warrant constitutes a legal, valid and binding agreement of the Holder, enforceable in accordance with its terms, and (d) no material consent or approval of, giving of notice to, registration with, or taking of any other action in respect of, any state, federal or governmental authority or agency or any third party under any Holder Material Contract, is required with respect to the execution, delivery and performance by the Holder of its obligations under this Warrant.

Section 5.2   Listing and Inclusion for Quotation. The Company covenants and agrees to (a) if the Common Stock is then listed on the New York Stock Exchange to list all Common Stock issued or issuable upon exercise of this Warrant on the New York Stock Exchange (in the case of such New York Stock Exchange listing, such listing shall occur promptly and in any event within 30 calendar days of the date of this Warrant) or, if the Common Stock is not then listed on the New York Stock Exchange to list all Common Stock issued or issuable upon exercise of this Warrant on such other national securities exchange on which the Common Stock is then listed or (b) if the Common Stock is not listed on a national securities exchange and the Common Stock is authorized for quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") to cause all Common Stock issued or issuable upon exercise of this Warrant to also be so authorized for quotation.

Section 5.3   Reports. For so long as this Warrant is outstanding, if at any time the Company is not subject to the requirements of Section 13 or 15(d) of the Exchange Act, the Company shall, upon the Holder's request, make publicly available the information required by clause (d)(4) of Rule 144A under the Securities Act as promptly as reasonably practicable.

Section 5.4   Public Filings. If the Holder proposes to sell the Warrant Shares in compliance with Rule 144 promulgated under the Securities Act, as amended ("Rule 144"), then upon the Holder's request to the Company, the Company shall furnish to the Holder, within 10 days after receipt of such request, a written statement confirming whether or not the Company is in compliance with the filings requirements of the Commission as set forth in Rule 144; provided that if the Company is not in compliance with the filing requirements of the Commission as set forth in Rule 144, the Company shall use commercially reasonable efforts to cure such defects as promptly as reasonably practicable.

Section 5.5   Removal of Legend.   The Company agrees that upon the expiration of the applicable holding period under Rule 144 and the receipt of written request from the Holder (including any supporting documents reasonably requested by the Company), the Company shall promptly (in any event within one Business Day of the receipt of such request) remove the Legend from the stock certificates relating to the Warrant Shares or, in the case of direct registration or other book entry system, contact the Transfer Agent to revoke any stop transfer instruction previously given with respect to the Warrant Shares.

ARTICLE VI
MISCELLANEOUS

Section 6.1   No Rights as Stockholder Until Exercise.   This Warrant, in and of itself, does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company.

Section 6.2   Loss, Theft, Destruction or Mutilation of Warrant.   The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which shall not include the posting of any bond), and upon surrender and cancellation of such Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of such Warrant.

Section 6.3   Saturdays, Sundays, Holidays, etc.   If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

Section 6.4   Authorized Shares

(a)   Reservation of Shares.   The Company covenants that, at all times during the period the Warrant is exercisable, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide solely for the issuance of the Warrant Shares upon the exercise of this Warrant. The Company further covenants that the issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed. The Company covenants that all Warrant Shares which may be issued upon the proper exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges.

(b)   Certificate of Incorporation. Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents under any material contracts binding on the Company or any of its assets and from any public regulatory body having jurisdiction thereof, as may be necessary to enable the Company to perform its obligations under this Warrant.

(c)   Consents. Before taking any action that would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price pursuant to Article III hereof, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

Section 6.5   Jurisdiction. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware.

Section 6.6   Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant will have restrictions upon resale imposed by state and federal securities laws.

Section 6.7   Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of either party hereto shall operate as a waiver of such right or otherwise prejudice the other party's rights, powers or remedies. Without limiting any other provision of this Warrant, if one party willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the other party, the first party shall pay to the other party such amounts as shall be sufficient to cover any costs and expenses including reasonable attorneys' fees, including those of appellate proceedings, incurred by the other party in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

Section 6.8   Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the CPA.

Section 6.9   Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

Section 6.10   Remedies. Each of the Holder and the Company, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. Each of the Holder and the Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

Section 6.11   Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of the Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

Section 6.12   Amendment. This Warrant may not be modified or amended or the provisions hereof waived without the written consent of the Company and the Holder.

Section 6.13   Severability.   Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

Section 6.14   Survival. All agreements, representations and warranties contained in this Warrant or in any document delivered pursuant hereto shall be for the benefit of the Holder or the Company, as the case may be, and shall survive the exercise and the expiration or other termination of this Warrant.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the parties have caused this Warrant to be executed by their officers thereunto duly authorized as of the date first above indicated.

EXPRESSJET HOLDINGS, INC.

By: /s/ Phung Ngo-Burns
      Phung Ngo-Burns
      Vice President & Chief Financial Officer

UNITED AIR LINES, INC.

By: /s/ Kathryn A. Mikells
      Kathryn A. Mikells
      Executive Vice President &
      Chief Financial Officer

1500030.8

EXHIBIT A
NOTICE OF EXERCISE

The undersigned is the Holder of that certain Warrant to Purchase Common Stock issued by ExpressJet Holdings, Inc., a Delaware corporation (the "Company") on January [●], 2010 (the "Warrant"). Capitalized terms used in this Notice of Exercise but not defined herein shall have the meanings ascribed to such terms in the Warrant.

Pursuant to the terms of the attached Warrant (which is required to be attached only if exercised in full), the undersigned Holder hereby notifies the Company that it elects to purchase:

[●] Warrant Shares and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any;

OR

[●] Warrant Shares in a Cashless Exercise pursuant to 0, together with all applicable transfer taxes, if any.

The undersigned Holder hereby notifies the Company that it elects to:

[●] receive cash for fractional shares;

OR

[●] round up for fractional shares.

The undersigned Holder directs the Company to issue a certificate or certificates representing said Warrant Shares in the name of the undersigned Holder or in such other name as follows:

Name: [●]
Address: [●]
Address: [●]
Address: [●]

The Warrant Shares shall be delivered by physical delivery of a certificate to:

Address: [●]
Address: [●]
Address: [●]

Holder hereby confirms with the Company (a) that the represents and warrants that are set out in Section 4.6 of the Warrant are true and (b) the acknowledgements that are set out in Section 4.7 of the Warrant.

EXH-A-1

HOLDER

Name of Holder: [●]

By: _____
Name: [●]
Title: [●]
Date: [●]

_____

1500030.8

EXHIBIT B
ASSIGNMENT FORM

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to:

Name: [●]
Address: [●]
Address: [●]
Address: [●]

HOLDER

Name of Holder: [●]

By: _____
Name: [●]
Title: [●]
Date: [●]

Signature Guaranteed:

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

EXHIBIT C
ROFO CONTACT PERSONS

Robert N. Austin

Staff Vice President – Treasury and Planning

Phone: 832.353.1040

Email: rob.austin@expressjet.com

Barry E. McFadden

Associate General Counsel

Phone: 832.353.1033

Email: barry.mcfadden@expressjet.com

EXHIBIT D
HOLDER EMAIL ADDRESSES

Stephen Lieberman

Vice President and Treasurer

Phone: 312.997.8112

Email: Stephen.Lieberman@united.com

Steven Spiegel

Assistant Treasurer

Phone: 312.997.8175

Email: Steven.Spiegel@united.com

Simha Sudarshan

Managing Director of Banking, Investments and Corporate Insurance

Phone: 312.997.8036

Email: Simha.Sudarshan@united.com

EXH-D-1